UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cango Inc.
(Name of Issuer)

Class A ordinary shares
(Title of Class of Securities)

137586103**
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  This CUSIP number applies to Cango Inc.’s American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137586103	SCHEDULE 13G	Page 1 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Xiaoju Kuaizhi Inc. (“Didi”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,376,116 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,376,116 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,376,116
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12	TYPE OF REPORTING PERSON CO

(1)
Represents 4,740,480 Class A ordinary shares of Cango Inc. (the “Issuer”) held of record by Links Advance Holdings Limited, the sole shareholder of which (Cheering Venture Global Limited) is directly wholly owned by Didi, together with 23,635,636 Class A ordinary shares held of record by DiDi Sunshine Investments L.P., the general partner of which (DiDi Sunshine GP Limited) is indirectly wholly owned by Didi.

(2)
The sole limited partner of DiDi Sunshine Investments L.P., Galactic Gain Limited, has sole investment power (but no voting power) in respect of the 23,635,636 Class A ordinary shares held of record by DiDi Sunshine Investments L.P., except that in certain circumstances exercise of investment power by such limited partner is subject to the consent of the general partner (and hence deemed shared with DiDi Sunshine GP Limited, Ornate Beam Limited and Cheering Venture Global Limited).

CUSIP No. 137586103	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cheering Venture Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,376,116 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,376,116 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,376,116
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.6%
12	TYPE OF REPORTING PERSON CO

(1)
Represents 4,740,480 Class A ordinary shares held of record by Links Advance Holdings Limited, of which Cheering Venture Global Limited is the sole shareholder, together with 23,635,636 Class A ordinary shares held of record by DiDi Sunshine Investments L.P., of which DiDi Sunshine GP Limited is the general partner.  Cheering Venture Global Limited is wholly owned by Didi and wholly owns Links Advance Holdings Limited and Ornate Beam Limited, which is the sole shareholder of DiDi Sunshine GP Limited.

(2)
The sole limited partner of DiDi Sunshine Investments L.P., Galactic Gain Limited, has sole investment power (but no voting power) in respect of the 23,635,636 Class A ordinary shares held of record by DiDi Sunshine Investments L.P., except that in certain circumstances exercise of investment power by such limited partner is subject to the consent of the general partner (and hence deemed shared with DiDi Sunshine GP Limited, Ornate Beam Limited and Didi).

CUSIP No. 137586103	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ornate Beam Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,635,636(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,635,636(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,635,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12	TYPE OF REPORTING PERSON CO

(1)
Represents Class A ordinary shares held of record by DiDi Sunshine Investments L.P., of which DiDi Sunshine GP Limited is the general partner.  Ornate Beam Limited is the sole shareholder of DiDi Sunshine GP Limited.  The power to vote the 23,635,636 Class A ordinary shares held of record by DiDi Sunshine Investments L.P. may also be exercised by DiDi Sunshine GP Limited, Cheering Venture Global Limited and Didi, and the power to dispose of such shares may be exercised by the sole limited partner of DiDi Sunshine Investments L.P., except in certain limited circumstances, where the consent of DiDi Sunshine GP Limited is also required (and hence deemed shared with DiDi Sunshine GP Limited, Cheering Venture Global Limited and Didi).

CUSIP No. 137586103	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DiDi Sunshine GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,635,636(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,635,636(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,635,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12	TYPE OF REPORTING PERSON CO

(1)
Represents Class A ordinary shares held of record by DiDi Sunshine Investments L.P., of which DiDi Sunshine GP Limited is the general partner. The power to vote the 23,635,636 Class A ordinary shares held of record by DiDi Sunshine Investments L.P. may also be exercised by Ornate Beam Limited, Cheering Venture Global Limited and Didi, and the power to dispose of such shares may be exercised by the sole limited partner of DiDi Sunshine Investments L.P., except in certain limited circumstances, where the consent of DiDi Sunshine GP Limited is also required (and hence deemed shared with Ornate Beam Limited, Cheering Venture Global Limited and Didi).

CUSIP No. 137586103	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DiDi Sunshine Investments L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 23,635,636(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 23,635,636(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,635,636
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.5%
12	TYPE OF REPORTING PERSON PN

(1)
Represents Class A ordinary shares held of record by DiDi Sunshine Investments L.P. The power to vote the 23,635,636 Class A ordinary shares held of record by DiDi Sunshine Investments L.P. may also be exercised by DiDi Sunshine GP Limited, Ornate Beam Limited, Cheering Venture Global Limited and Didi and the power to dispose of such shares may be exercised by the sole limited partner of DiDi Sunshine Investments L.P., except in certain limited circumstances, where the consent of DiDi Sunshine GP Limited is also required (and hence deemed shared with DiDi Sunshine GP Limited, Ornate Beam Limited, Cheering Venture Global Limited and Didi).

CUSIP No. 137586103	SCHEDULE 13G	Page 6 of 10

ITEM 1.	(a)	Name of Issuer: Cango Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 10A, Building 3, Youyou Century Plaza 428 South Yanggao Road Pudong New Area, Shanghai 200127 People’s Republic of China

ITEM 2.	(a)
Name of Person Filing:

Xiaoju Kuaizhi Inc. (“Didi”), with respect to the Class A ordinary shares (as defined below) held of record by Links Advance Holdings Limited (“Links Advance”) and with respect to the Class A ordinary shares held of record by DiDi Sunshine (as defined below).

Cheering Venture Global Limited (“Cheering Venture”), with respect to the Class A ordinary shares held of record by Links Advance, as sole shareholder of Links Advance and with respect to the Class A ordinary shares held of record by DiDi Sunshine, as the sole shareholder of Ornate Beam (as defined below).

Ornate Beam Limited (“Ornate Beam”), as sole shareholder of DiDi Sunshine GP (as defined below), which in turn is the general partner of DiDi Sunshine, with respect to the Class A ordinary shares held of record by DiDi Sunshine.

DiDi Sunshine GP Limited (“DiDi Sunshine GP”), which is the general partner of DiDi Sunshine, with respect to the Class A ordinary shares held of record by DiDi Sunshine.

DiDi Sunshine Investments L.P. (“DiDi Sunshine”), with respect to the Class A ordinary shares held of record by it.

	(b)	Address of Principal Business Office, or if none, Residence: No. 1 Block B, Shangdong Digital Valley, No. 8 Dongbeiwang West Road, Haidian District

	(c)	Citizenship: Didi: Cayman Islands Cheering Venture: British Virgin Islands Ornate Beam: British Virgin Islands DiDi Sunshine GP: Cayman Islands DiDi Sunshine: Cayman Islands

(d)
Title of Class of Securities: Class A ordinary shares, $0.0001 par value per share (“Class A ordinary shares”). The Class A ordinary shares trade on the New York Stock Exchange in the form of American Depositary Shares. None of the reporting persons holds American Depositary Shares representing Class A ordinary shares.

	(e)	CUSIP Number: There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 137586103 has been assigned to the American Depositary Shares of the Issuer.

CUSIP No. 137586103	SCHEDULE 13G	Page 7 of 10

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

The percentages of outstanding shares of the Issuer reported herein are based on the 225,831,214 Class A ordinary shares as reflected in the register of members of the Issuer as of December 31, 2019.

Didi

(a) (b) (c)	Amount beneficially owned: 28,376,116 Percent of class: 12.6% Number of shares as to which such person has:

(i) (ii) (iii) (iv)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 28,376,116
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 28,376,116

Didi does not directly own any Class A ordinary shares.  Didi, as sole shareholder of Cheering Venture, which is the sole shareholder of Links Advance, has the power to vote and the power to dispose of the Class A ordinary shares beneficially owned by Links Advance.  By reasons of the provisions of Rule 13d-3 of the Act, Didi may be deemed to beneficially own the Class A ordinary shares held of record by Links Advance.  Didi disclaims beneficial ownership of such shares.

Didi, as sole shareholder of Cheering Venture, which is the sole shareholder of Ornate Beam, which is the sole shareholder of DiDi Sunshine GP, the general partner of DiDi Sunshine, has the power to vote and has no power to dispose of the Class A ordinary shares held of record by DiDi Sunshine except under certain limited circumstances where it shares the power to dispose of such shares with the sole limited partner of DiDi Sunshine.  By reasons of the provisions of Rule 13d-3 of the Act, Didi may be deemed to beneficially own the Class A ordinary shares held of record by DiDi Sunshine.  Didi disclaims beneficial ownership of such shares.

Cheering Venture

(a) (b) (c)	Amount beneficially owned: 28,376,116 Percent of class: 12.6% Number of shares as to which such person has:

(i) (ii) (iii) (iv)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 28,376,116
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 28,376,116

Cheering Venture, as sole shareholder of Links Advance, has the power to vote (which it shares with Didi) and the power to dispose of (which it shares with Didi) the Class A ordinary shares beneficially owned by Links Advance. By reasons of the provisions of Rule 13d-3 of the Act, Cheering Venture may be deemed to beneficially own the Class A ordinary shares held of record by Links Advance. Cheering Venture disclaims beneficial ownership of such shares.

CUSIP No. 137586103	SCHEDULE 13G	Page 8 of 10

Cheering Venture, which is the sole shareholder of Ornate Beam, which is the sole shareholder of DiDi Sunshine GP, the general partner of DiDi Sunshine, has the power to vote (which it shares with Didi) and has no power to dispose of the Class A ordinary shares held of record by DiDi Sunshine except under certain limited circumstances where it shares the power to dispose of such shares with the sole limited partner of DiDi Sunshine and with Didi.  By reasons of the provisions of Rule 13d-3 of the Act, Cheering Venture may be deemed to beneficially own the Class A ordinary shares held of record by DiDi Sunshine.  Cheering Venture disclaims beneficial ownership of such shares.

Ornate Beam

(a) (b) (c)	Amount beneficially owned: 23,635,636 Percent of class: 10.5% Number of shares as to which such person has:

(i) (ii) (iii) (iv)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 23,635,636
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 23,635,636

Ornate Beam, which is the sole shareholder of DiDi Sunshine GP, the general partner of DiDi Sunshine, has the power to vote (which it shares with Didi and Cheering Venture) and has no power to dispose of the Class A ordinary shares held of record by DiDi Sunshine except under certain limited circumstances where it shares the power to dispose of such shares with the sole limited partner of DiDi Sunshine and with Didi and Cheering Venture.  By reasons of the provisions of Rule 13d-3 of the Act, Ornate Beam may be deemed to beneficially own the Class A ordinary shares held of record by DiDi Sunshine.  Ornate Beam disclaims beneficial ownership of such shares.

DiDi Sunshine GP

(a) (b) (c)	Amount beneficially owned: 23,635,636 Percent of class: 10.5% Number of shares as to which such person has:

(i) (ii) (iii) (iv)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 23,635,636
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 23,635,636

DiDi Sunshine GP, the general partner of DiDi Sunshine, has the power to vote (which it shares with Didi, Cheering Venture and Ornate Beam) and has no power to dispose of the Class A ordinary shares held of record by DiDi Sunshine except under certain limited circumstances where it shares the power to dispose of such shares with the sole limited partner of DiDi Sunshine and with Didi, Cheering Venture and Ornate Beam.  By reasons of the provisions of Rule 13d-3 of the Act, DiDi Sunshine GP may be deemed to beneficially own the Class A ordinary shares held of record by DiDi Sunshine. DiDi Sunshine GP disclaims beneficial ownership of such shares.

DiDi Sunshine

(a) (b) (c)	Amount beneficially owned: 23,635,636 Percent of class: 10.5% Number of shares as to which such person has:

(i) (ii) (iii) (iv)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 23,635,636
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 23,635,636

CUSIP No. 137586103	SCHEDULE 13G	Page 9 of 10

DiDi Sunshine has the power to vote (which it shares with Didi, Cheering Venture, Ornate Beam and DiDi Sunshine GP) and has no power to dispose of the Class A ordinary shares held of record by DiDi Sunshine except under certain limited circumstances where it shares the power to dispose of such shares with the sole limited partner of DiDi Sunshine and with Didi, Cheering Venture, Ornate Beam and DiDi Sunshine GP.  By reasons of the provisions of Rule 13d-3 of the Act, DiDi Sunshine may be deemed to beneficially own the Class A ordinary shares held of record by it.

The sole limited partner of DiDi Sunshine, Galactic Gain Limited, has investment power (namely, the power to dispose of, but no voting power) in respect of the 23,635,636 Class A ordinary shares held of record by DiDi Sunshine, except that in certain limited circumstances, exercise of investment power by such limited partner is subject to the consent of the DiDi Sunshine GP.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The sole limited partner of DiDi Sunshine, Galactic Gain Limited, has investment power (namely the power to dispose of, but no voting power) in respect of the 23,635,636 Class A ordinary shares held of record by DiDi Sunshine, except that in certain limited circumstances, exercise of investment power by such limited partner is subject to the consent of the DiDi Sunshine GP. Galactic Gain Limited may be deemed to beneficially own 23,635,636 Class A ordinary shares held of record by DiDi Sunshine, which shares represent 10.5% of the outstanding Class A ordinary shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No. 137586103	SCHEDULE 13G	Page 10 of 10

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2020

Xiaoju Kuaizhi Inc.

By:	/s/ Cheng Wei
Name: Cheng Wei
Title: Director

Cheering Venture Global Limited

By:	/s/ Cheng Wei
Name: Cheng Wei
Title: Director

Ornate Beam Limited

By:	/s/ Cheng Wei
Name: Cheng Wei
Title: Director

DiDi Sunshine GP Limited

By:	/s/ Cheng Wei
Name: Cheng Wei
Title: Director

DiDi Sunshine Investments L.P. By: its general partner, DiDi Sunshine GP Limited

By:	/s/ Cheng Wei
Name: Cheng Wei
Title: Director